EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors

Wireless Facilities, Inc.:

We consent to the use of our report dated February 7, 2003, with respect to the consolidated balance sheets of Wireless Facilities, Inc. and subsidiaries as of December 31, 2001 and 2002 and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Form S-4 registration statement dated February 19, 2004. Our report refers to a change to the Company’s method of accounting for goodwill.

San Diego, California

February 19, 2004

/s/ KPMG LLP